 Exhibit 99.65

ENTHUSIAST GAMING HOLDINGS INC.

NOTICE OF CHANGE OF AUDITOR

TO:                   MNP LLP (the Former Auditor)

AND TO:           KPMG LLP (the Successor Auditor)

AND TO:           Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services
Division, Office of the Attorney General (Prince Edward Island)

Pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations (NI 51-102), Enthusiast Gaming Holdings Inc. (the Company) hereby gives notice of the following:

1

on October 23, 2020 the board of directors of the Company (the Board), upon recommendation by the audit committee of the Board, determined to not propose the Former Auditor for re-appointment at the next annual meeting of shareholders of the Company (the Meeting), and to propose the Successor Auditor for appointment as auditor of the Company at the next Meeting;

2	the auditor of the Company, the Former Auditor, is not being proposed for re-appointment by the Board at the next Meeting;

3	the Successor Auditor is being proposed for appointment as the auditor of the Company by the Board at the next Meeting;

4

the auditor’s reports of the Former Auditor on the annual financial statements of the Company for the financial year ended December 31, 2019 and for the period from June 27, 2018 (date of Company’s incorporation) to December 31, 2018 did not express a modified opinion; and

5	there have been no reportable events (as defined in NI 51-102).

DATED this 23rd day of October, 2020.

ENTHUSIAST GAMING HOLDINGS INC.

Per:	“Alex Macdonald”
Name: Alex Macdonald
Title: Chief Financial Officer